Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Pulse Protocol, Inc.
1600 Main St
Venice, CA 90291
https://pulseprotocol.com/

Up to $1,069,999.77 in Common Stock at $0.25
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Pulse Protocol, Inc.
Address: 1600 Main St, Venice, CA 90291
State of Incorporation: DE
Date Incorporated: April 22, 2015

Terms:

Equity

Offering Minimum: $10,000.00 | 40,000 shares of Common Stock
Offering Maximum: $1,069,999.77 | 4,279,999 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.25
Minimum Investment Amount (per investor): $499.31

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks*

Time-Based Perks

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 20% Bonus Shares.

Super Early Bird Bonus

Invest within the first week and receive additional 15% Bonus Shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% Bonus Shares.

Amount-Based Perks:

Tier 1 | $1,000+

Invest $1,000 and 5% Bonus Shares.

Tier 2 | $2,500+

Invest $2,500 and receive 10% Bonus Shares.

Tier 3| $5,000+

Invest $5,000 and receive 12% Bonus Shares + Marketing Credit (Start Up Package Set Up + 1 months marketing services = $1,300 value).

Tier 4| $10,000+

Invest $10,000 and receive 14% Bonus Shares + Marketing Credit (Growth Package Set Up + 2 months marketing services = $2,900 value).

Tier 5| $15,000+

Invest $15,000 and receive 17% Bonus Shares + Marketing Credit (Growth Package Set Up + 5 months marketing services = $5,450 value).

Tier 6| $30,000+

Invest $30,000 and receive 20% Bonus Shares + Marketing Credit (Pro Package Set Up + 6 months marketing services = $12,000 value).

**All perks occur when the offering is completed.*

<u>**The 10% StartEngine Owners' Bonus**</u>

Pulse Protocol, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.49/ share, you will receive an additional 10 shares of Common Stock meaning you'll own 110 shares for $49. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Pulse Protocol is a first-of-its-kind software and marketing platform that gives doctors and hospitals a comprehensive solution to professionally manage and grow their medical tourism businesses. We provide a plug-and-play solution to drive new business on day one, including industry-specific technology, complimentary marketing resources, and an on-demand sales team. Qualified medical professionals can join the platform for free and instantly engage with our vibrant marketplace of hospitals, providers, patient-care coordinators, lead gen companies, patients, as well as other complementary services.

Pulse has a database of 800k professionals, recurring revenue, 100s of medical professionals live on the platform, over 40,000 patients in our database, well-oiled acquisition channels, and unique/unrepeatable strategic advantages. Pulse is also first to market and has signed an exclusive partnership with Jonathan Edelheit and Renee-Marie Stephano (the founders of the Medical Tourism Association and Global Healthcare Resources) to promote Pulse to become the central hub for the entire global ecosystem.

Any qualified medical professional or facilitator can join our platform. This reduces our barriers to entry and allows us to onboard customers quickly. We monetize these users with our value-based pricing strategy. Simply put, we make money when our doctors and coordinators make money. The average surgery cost is $10k. The average revenue is $2k. We keep on average of 45% and give the rest to our 3rd party patient-care coordinators. For medical professionals that wish to accelerate their growth, Pulse also offers supportive marketing services via a one-time setup and ongoing monthly subscription fee.

Pulse was incorporated as "MedRepublic" in April 2015 and subsequently launched in front of a global audience at TechCrunch Disrupt in September 2016. Pulse raised VC funds, hired a team and accomplished attractive growth, and was heading towards a Seed round of funding in the summer of 2018. We had strong interest from top Silicon Valley VCs, but we knew MedRepublic's business model had some weak spots. At the same time, we were approached by two tremendous opportunities that changed everything for us. We happened upon an opportunity to reshape the industry by applying a business methodology from other industries. At last, we had to ask ourselves whether it would be enough to simply build a good company or if we were determined to disrupt the entire industry. For me, there was no choice. We made the decision to pivot the company, sadly let go of some teammates, and jettison the old technology and build a completely new platform. Part of our re-birth involved signing an agreement with Global Healthcare Resources, the for-profit company that is owned by Jonathan Edelheit and Renee-Marie stephano, the co-founders of the thought-leading Medical Tourism Association. It was decided unanimously that given that we were going to re-invent the company, it was necessary to re-brand and re-name the company as well.

Competitors and Industry

The industry lacks an established/dominant competitor and is instead defined by a handful of startups, such as Medigo, Medical Departures, and Qunomedical, which behave as tech-enabled facilitation companies that focus on the demand side of the industry. They often conduct digital marketing, hand leads off to an internal sales team, then charge doctors a fee. It is our observation that the doctor churn rate is high, as doctors don't generate consistent revenue and are therefore not loyal.

HealthFlights Solutions, located in India, is a different type of competitor, which offers a CRM solution to medical professionals. Based on feedback we have received from former users, their solution is said to be very expensive and complicated.

Current Stage and Roadmap

The Pulse team has 67 years combined experience in the Medical Tourism business and technology and has applied all its lessons to its existing platform. We took the learnings of our in-house technology solution to launch the Pulse MVP in October 2019. The MVP included a handful of basic features, such as doctor, hospital, caregroup, coordinator, and patient profiles, provider ratings, and reviews, document storage, plus chats between patients, doctors, and coordinators.

We will announce the Pulse Beta Launch in the second quarter of 2021. In addition to the features launched with the MVP in October 2019, the beta includes an integrated communication center, a payment gateway, a CRM with lead pipeline management, an accounting and analytics dashboard, and much more. All of the above features are currently on Pulse and being utilized daily by medical professionals, patient care coordinators, and patients.

Pulse is currently focused on the development of a mobile application to be released in Q3-2021 that will increase ease of use for both patients and providers. Pulse is simultaneously building telehealth functionality on the platform to facilitate engagement between patients and providers and create additional revenue opportunities for providers. For the remainder of 2021, Pulse will focus its efforts on adding a few key features to enhance Pulse technology and on growing its network of doctors, hospitals, coordinators, and patients to nurture a vibrant ecosystem and healthy revenue growth.

To summarize, Pulse is an already fully functional software with 100 doctors live on the platform, is generating revenue, and is capable of handling hundreds of daily engagements between patients, doctors and coordinators.

The Team

Officers and Directors

Name: Robert Page

Robert Page's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO & Director
  Dates of Service: April 22, 2015 - Present
  Responsibilities: Operations, hiring, fundraising, and team management. Robert currently does not take a salary compensation for this role. Future salary will be at $5,500/month.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be

no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $1.07M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership

percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a software and marketing platform that helps doctors and hospitals to establish and grow in the medical tourism industry. Our revenues are therefore dependent upon the market for online capital formation.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may

never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our telehealth and mobile apps. Delays or cost overruns in the development of our platform and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the

right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our

trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Pulse Protocol or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Pulse Protocol could harm our reputation and materially negatively impact our financial condition and business.

Other risk
other risks that could damage or cause irreparable damage to the company are a global pandemic, natural disaster, economic recession or depression, changes to government policy that affects the business in a negative way, and many other events or forces outside of our control.

Technology Risk
While we are taking precautions to avoid this, building technology and making it available to the global community in multiple markets exposes us to increased risk. These risks involve but are not limited to cyber attacks, hackers, phishing / social engineering attacks, data breaches, data loss or theft, compliance / regulatory incidents, impersonations, branded exploits against customers and the public, malware, etc.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Robert Page	20,000,000	Common Stock	82.21

The Company's Securities

The Company has authorized Common Stock, SAFE Note, Convertible Note, Convertible Note, Convertible Note, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 4,279,999 of Common Stock.

Common Stock

The amount of security authorized is 50,000,000 with a total of 24,624,981 outstanding.

Voting Rights

1 vote per share

Material Rights

The total amount outstanding on a fully diluted basis (24,624,981) does not include 3,375,019 shares reserved under an equity incentive plan.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

SAFE Note

The security will convert into Preferred stock and the terms of the SAFE Note are outlined below:

Amount outstanding: $2,458,009.00
Interest Rate: 0.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: The terms provide for automatic conversion of the SAFE agreements' purchase amounts into the Company's preferred stock if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's preferred stock at a fixed pre-money valuation

Material Rights

The SAFE Agreements entitle the holder to convert the SAFE agreements into the Company's preferred stock (this classification of stock has not yet been authorized or established). The terms provide for automatic conversion of the SAFE agreements' purchase amounts into the Company's preferred stock if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's preferred stock at a fixed pre-money valuation. The number of shares of preferred stock the SAFE agreement converts into is the Purchase Amount divided by the price per share determined by either: a) an $3,000,000, $5,000,000 or $6,000,000 (dependent upon issuance date) pre-money valuation on the Company's then outstanding capitalization (asfurther defined in the agreements), or b) a number ofshares of preferred stock equal to the purchase price divided by the price per share equal to the valuation cap, as defined per the agreement, divided by the sum of all shares issued and outstanding or reserved and available for future grant immediately prior to the financing event. In the case of a liquidation event (as defined in the SAFE agreement), the SAFE agreement is convertible into either: a) cash of the purchase amount; b) the number of shares determined by dividing the purchase amount by the liquidity price (as defined in the agreement). The Company has classified these SAFE notes as a short-term liability as the qualified financing event is expected to be completed within 12 months.

Convertible Note

The security will convert into Qualified stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $200,375.00
Maturity Date: December 01, 2014
Interest Rate: 5.0%

Discount Rate: %
Valuation Cap: None
Conversion Trigger: Upon the Company receiving cash of no less than $1,500,000 for the sale of the Company's shares, the outstanding principal balance and any unpaid accrued interest of the convertible note will be automatically converted into shares of the Company at a conversion price equal to 80% of the price paid for shares as part of the $1,500,000 purchase. 2. Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action continue to hold least 50% of the voting power of the Company), the outstanding principal balance and any unpaid accrued interest of the convertible note will be converted into shares of the Company at a conversion price equal to 80% of the fair market value of the per unit price per unit. 3. Upon maturity, the holder of the note may elect as of at least thirty days prior to the maturity date to convert the outstanding principal balance and any unpaid accrued interest of the convertible note into shares of the Company at a conversion price equal to 80% of the fair market value of the per unit price per unit.

Material Rights

There are no material rights associated with Convertible Note.

Convertible Note

The security will convert into Qualified stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $100,000.00
Maturity Date: December 31, 2019
Interest Rate: 3.0%
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: Upon the Company receiving cash of no less than $1,500,000 for the sale of the Company's shares, the outstanding principal balance and any unpaid accrued interest of the convertible note will be automatically converted into a shares of the Company at a conversion price equal to 80% of the price paid for shares as part of the $1,500,000 purchase. 2. Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action continue to hold least 50% of the voting power of the Company), the outstanding principal balance and any unpaid accrued interest of the convertible note will be converted into shares of the Company at a conversion price equal to 80% of the fair market value of the per unit price per unit. 3. Upon maturity, the holder of the note may elect as of at least five days prior to the maturity date to convert the outstanding principal balance and any unpaid accrued interest of the convertible note into shares of the Company at a conversion price equal to 80% of the fair market value of the per unit price per unit

Material Rights

There are no material rights associated with Convertible Note.

Convertible Note

The security will convert into Qualified stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $100,000.00
Maturity Date: December 31, 2020
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: Upon the Company receiving cash of no less than $3,000,000 for the sale of the Company's shares, the outstanding principal balance will be automatically converted into shares of the Company at a price of the lower of 20% of the price paid for the securities as part of the $3,000,000 purchase, or the price equal to the quotient $5,000,000 divided by the aggregate number of outstanding shares of the Company's common stock as of immediately prior to the sale of shares of at least $3,000,000. 2. Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action continue to hold at least 50% of the voting power of the Company), the Company will pay the holder an aggregate amount of 1.5 times the aggregate amount of principal and interest then outstanding under the convertible note. 3. Upon maturity, the holder of the note may elect as of at least five days prior to the maturity date to convert the outstanding principal balance and any unpaid accrued interest of the convertible note into shares of the Company at a conversion price equal to the quotient $5,000,000 divided by the aggregate number of outstanding shares of the Company's common stock as of the maturity date

Material Rights

There are no material rights associated with Convertible Note.

Convertible Note

The security will convert into Qualified preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $200,000.00
Maturity Date: October 14, 2017
Interest Rate: 6.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Upon the Company receiving cash of no less than $1,500,000 for the sale of the Company's qualified preferred stock, the outstanding principal balance and any unpaid accrued interest of the convertible note will be automatically converted into shares of the Company at a price at a price per share equal to the lesser of a) the price per share paid by investors for the same securities in the qualified

equity financing , or b) a price at which the principal balance will convert into shares of qualified preferred stock constituting the conversion percentage of the fully diluted capitalization (as defined by the agreement.. 2. If the Company enters into a capital raise that does not meet the minimum investment of $1,500,000, the note may be converted at the option of the holder into the number of securities determined by dividing the principal and interest due under the convertible note by 80% of the per share price obtained through the capital raise. 3. Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action continue to hold least 50% of the voting power of the Company), the outstanding principal balance and any unpaid accrued interest of the convertible note may be due and payable immediately prior to the first closing of such change in control or converted immediately prior to the first closing of the change of control into shares of common stock or preferred stock at price at which the balance will convert into shares of such stock constituting the conversion percentage of the fully diluted capitalization (as defined by the agreement) at the option of the investor. 4. Upon maturity, the holder of the note may elect at any timer thereafter to convert the outstanding principal balance and any unpaid accrued interest of the convertible note into series seed stock equal to the conversion percentage of the fully diluted capitalization (as defined by the agreement).

Material Rights

There are no material rights associated with Convertible Note.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $950,000.00
  Use of proceeds: marketing, technology, product, legal, vendors, business development
  Date: May 08, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $152,854.00
  Use of proceeds: to develop the Pulse platform, marketing, customer success, product, vendors.
  Date: May 29, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $100,000.00
  Use of proceeds: to sponsor the Medical Tourism Association Global conference in Abu Dhabi, UAE in October 2019 just as we were announcing our MVP.
  Date: December 31, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31 2020 compared to year ended December 31, 2019

Revenue

Revenue for the fiscal year 2020 was $48,221, about half compared to fiscal year 2019 revenue of $90,732. From Q1-2019 until the beginning of Q4-2019, Pulse was in a pivotal process to transition the business model and platform. Pulse officially launched the alpha of the Pulse platform in Q4-2019. Just as we were beginning to catch a bit of momentum, global lockdowns from Covid froze our business for 5 months and starved us for the remainder of the year. This is consistent with global numbers, as the industry seriously contracted in 2020 as a result of lockdowns, travel bans, and staff shortages for elective care. With the vaccine being distributed, it is our experience that doctors and hospitals are once again looking to expand their growth in the medical travel market.

Cost of Sales

Cost of sales in 2020 was $179,903, a decrease of approximately $31,000, from costs of $210,879 in fiscal year 2019. The reduction was largely due to a decrease in payroll as we reduced full-time staff and moved towards hiring consultants. We also reduced our marketing expenses due to a global slowdown in Medical Travel.

Gross Margins

2020 gross losses increased by nearly $25,000 over 2019 due to a global slowdown in medical travel. Pulse launched in Q4-2019 and had very little time to generate revenue. Then in Q1-2020 the pandemic halted our business. Instead of focusing on revenues, we turned our attention towards delivering on certain key technology features and, after listening to our doctors and learning what they truly need, building out a Medical Travel Marketing subscription model that we launched in early 2021.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, product and technology development, research and development, as well as marketing and sales. Expenses in 2020 decreased $70,000 from 2019. Most of this decrease was due to a greater reliance on more affordable consultants vs. full-time employees. The company has managed to hire partners that believe in the mission and share a common vision and have joined for reduced salary and/or sweat equity. This has enabled us to grow our technology, marketing services, and patient-care program - all key assets to future growth.

Historical results and cash flows:

As with many companies in 2020, Pulse Protocol was impacted by the COVID-19 Global Pandemic and our team believes that with a widely adopted vaccine, the medical travel market will rebound in Q3/Q4 of 2021.

- In 2018, Pulse Protocol decided to pivot to a new business model. We turned off various marketing channels and lived off of revenues from SEO and word of mouth

- In 2019, our revenues began to increase as our team finalized the platform, and in Q4-2019 we launched a completely new platform and business model

- In 2020, our revenues began to pick up. The COVID-19 Global Pandemic significantly reduced our revenue to zero for five months. In Q3-2020, revenue began to rebound but then the second wave of COVID-19 infections hit, resulting in another slowdown in medical and air travel.

We have signed contracts for marketing subscription services with 5 doctors, 3 hospitals and 3 clinics. This will have immediate impact on our financial condition in 2021. Each medical professional we add to the program will generate, on average, $3K per month.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

CEO, Robert Page has $60k available to loan the company. Investor, Eric Bunting has offered to make an additional $15k loan to the company. We have about $20k in credit available across a few credit cards and can take out additional lines of credit if we require additional revolving debt.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds of the StartEngine campaign are crucial to accelerate our growth to quickly take advantage of all the opportunities in front of us. The decision to raise funds through Start Engine was primarily based on the exponential value we hope to derive from offering our users (primarily hospitals, doctors, and facilitators) to become our partners by purchasing company stock. Our perks were intentionally designed to enable us to simultaneously bring on a new partner with each investment.

The funds we acquire will be used for 3 primary purposes: to develop marketing services and assets for our partners, to build supportive technology services, and to acquire additional users. As goes with platforms, each additional user drives additional value for all existing users in the network.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this StartEngine campaign are necessary to help Pulse accelerate growth and service its doctors, hospitals, and coordinators. With each partner that opts into our marketing program, we project additional revenues, which will soon lead the company toward profitability. Our burn is front-loaded and gets closer to profitability with each acquired user.

As with many companies in 2020, Pulse Protocol was impacted by the COVID-19 Global Pandemic and our team believes that with a widely adopted vaccine, the medical travel market will rebound in Q3/Q4 of 2021.

We have signed contracts for marketing subscription services with 5 doctors, 3 hospitals, and 3 clinics. This will have an immediate impact on our financial condition in 2021. Each medical professional we add to the program will generate, on average, $3K per month.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We are currently burning $16,250 per month, so a $100,000 raise would enable us to run the company for just over 6 months with the current team. This would not take into account revenues generated from business activity.

This $16,250 is based on our salaries for marketing, technology, and customer success. It also takes into account vendor payments and revenues.

How long will you be able to operate the company if you raise your maximum funding goal?

A maximum funding goal of ~$1.07M would allow the company to operate for an estimated 16-20 months.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Following the close of funds with StartEngine and 6 months of growth, we intend to initiate a VC round of funding.

Indebtedness

- **Creditor:** Paycheck Protection Program ("PPP") Loan
  Amount Owed: $21,434.00
  Interest Rate: 1.0%
  Maturity Date: May 04, 2022
  The PPP Loan has an initial term of two years and an interest rate of 1% per annum, which the Company expects will be forgiven prior to maturity. If repayment of the PPP Loan is required, payments begin after a six-month deferral period, in which interest accrued, and payments are to be made in equal installments over an 18-month period. Of the $21,434 balance, $15,445 is considered a short-term liability.

- **Creditor:** Economic Injury Disaster Loan
  Amount Owed: $101,700.00
  Interest Rate: 3.75%
  Maturity Date: July 31, 2051
  The EIDL Loan requires installment payments of $496 monthly, beginning on July 31, 2021 over a term of thirty years. The Company agreed to grant a continuing security interest in its assets to secure payment and performance of all debts, liabilities, and obligations to the SBA. Accrued interest payable on the EIDL Loan amounted to $1,599 as of December 31, 2020.

- **Creditor:** Robert Page
  Amount Owed: $21,500.00
  Interest Rate: 0.0%
  Payable to the officer upon request for repayment.

- **Creditor:** Eric Bunting
  Amount Owed: $30,000.00
  Interest Rate: 0.0%

- **Creditor:** Theo Skye
  Amount Owed: $19,389.00
  Interest Rate: 0.0%
  Pay back full debt up on successful financing of at least $200,000.00

- **Creditor:** SAFE Note Holders
  Amount Owed: $2,458,009.00
  Interest Rate: 0.0%
  The SAFE Agreements entitle the holder to convert the SAFE agreements into the Company's preferred stock (this classification of stock has not yet been authorized or established). The terms provide for automatic conversion of the SAFE agreements' purchase amounts into the Company's preferred stock if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's preferred stock at a fixed pre-money valuation. The number of shares of preferred stock the SAFE agreement converts into is the Purchase Amount divided by the price per share determined by either: a) an $3,000,000, $5,000,000 or $6,000,000 (dependent upon issuance date) pre-money valuation on the Company's then outstanding capitalization (asfurther defined in the agreements), or b) a number ofshares of preferred stock equal to the purchase price divided by the price per share equal to the valuation cap, as defined per the agreement, divided by the sum of all shares issued and outstanding or reserved and available for future grant immediately prior to the financing event. In the case of a liquidation event (as defined in the SAFE agreement), the SAFE agreement is convertible into either: a) cash of the purchase amount; b) the number of shares determined by dividing the purchase amount by the liquidity price (as defined in the agreement). The Company has classified these SAFE notes as a short-term liability as the qualified financing event is expected to be completed within 12 months.

- **Creditor:** Convertible Note Holders
  Amount Owed: $200,375.00
  Interest Rate: 5.0%
  Maturity Date: December 01, 2014
  Upon the Company receiving cash of no less than $1,500,000 for the sale of the Company's shares, the outstanding principal balance and any unpaid accrued interest of the convertible note will be automatically converted into shares of the Company at a conversion price equal to 80% of the price paid for shares as part of the $1,500,000 purchase. 2. Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action continue to hold least 50% of the voting power of the Company), the outstanding principal balance and any unpaid accrued interest of the convertible note will be converted into shares of the Company at a conversion price equal to 80% of the fair market value of the per unit price per unit. 3. Upon maturity, the holder of the note may elect as of at least thirty days prior to the maturity date to convert the outstanding principal balance and any unpaid accrued interest of the convertible note into shares of the Company at a conversion price equal to 80% of the fair market value of the per unit price per unit.

- **Creditor:** Convertible Note Holders

Amount Owed: $100,000.00
Interest Rate: 3.0%
Maturity Date: December 31, 2019
Upon the Company receiving cash of no less than $1,500,000 for the sale of the Company's shares, the outstanding principal balance and any unpaid accrued interest of the convertible note will be automatically converted into a shares of the Company at a conversion price equal to 80% of the price paid for shares as part of the $1,500,000 purchase. 2. Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action continue to hold least 50% of the voting power of the Company), the outstanding principal balance and any unpaid accrued interest of the convertible note will be converted into shares of the Company at a conversion price equal to 80% of the fair market value of the per unit price per unit. 3. Upon maturity, the holder of the note may elect as of at least five days prior to the maturity date to convert the outstanding principal balance and any unpaid accrued interest of the convertible note into shares of the Company at a conversion price equal to 80% of the fair market value of the per unit price per unit

- **Creditor:** Convertible Note Holders
  Amount Owed: $100,000.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2020
  Upon the Company receiving cash of no less than $3,000,000 for the sale of the Company's shares, the outstanding principal balance will be automatically converted into shares of the Company at a price of the lower of 20% of the price paid for the securities as part of the $3,000,000 purchase, or the price equal to the quotient $5,000,000 divided by the aggregate number of outstanding shares of the Company's common stock as of immediately prior to the sale of shares of at least $3,000,000. 2. Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action continue to hold at least 50% of the voting power of the Company), the Company will pay the holder an aggregate amount of 1.5 times the aggregate amount of principal and interest then outstanding under the convertible note. 3. Upon maturity, the holder of the note may elect as of at least five days prior to the maturity date to convert the outstanding principal balance and any unpaid accrued interest of the convertible note into shares of the Company at a conversion price equal to the quotient $5,000,000 divided by the aggregate number of outstanding shares of the Company's common stock as of the maturity date

- **Creditor:** Convertible Note Holders
  Amount Owed: $200,000.00
  Interest Rate: 6.0%
  Maturity Date: October 14, 2017
  Upon the Company receiving cash of no less than $1,500,000 for the sale of the

Company's qualified preferred stock, the outstanding principal balance and any unpaid accrued interest of the convertible note will be automatically converted into shares of the Company at a price at a price per share equal to the lesser of a) the price per share paid by investors for the same securities in the qualified equity financing , or b) a price at which the principal balance will convert into shares of qualified preferred stock constituting the conversion percentage of the fully diluted capitalization (as defined by the agreement.. 2. If the Company enters into a capital raise that does not meet the minimum investment of $1,500,000, the note may be converted at the option of the holder into the number of securities determined by dividing the principal and interest due under the convertible note by 80% of the per share price obtained through the capital raise. 3. Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action continue to hold least 50% of the voting power of the Company), the outstanding principal balance and any unpaid accrued interest of the convertible note may be due and payable immediately prior to the first closing of such change in control or converted immediately prior to the first closing of the change of control into shares of common stock or preferred stock at price at which the balance will convert into shares of such stock constituting the conversion percentage of the fully diluted capitalization (as defined by the agreement) at the option of the investor. 4. Upon maturity, the holder of the note may elect at any timer thereafter to convert the outstanding principal balance and any unpaid accrued interest of the convertible note into series seed stock equal to the conversion percentage of the fully diluted capitalization (as defined by the agreement).

Related Party Transactions

- **Name of Entity:** Robert Page
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: A $40,450 SAFE agreement between the Officer and the Company.
  Material Terms: During the years prior to 2019, the CEO of the Company paid expenses on the Company's behalf in the amount of $40,450. The officer was issued a SAFE note in the amount of $40,450 in return for these expenses paid on the Company's behalf.

- **Name of Entity:** Robert Page
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: $21,500 Loan between the Officer and the Company.
  Material Terms: During the year ended December 31, 2019, the CEO of the Company advanced $21,500 in funds for operations. These advances bear no interest and are payable to the officer upon request for repayment. At

Valuation

Pre-Money Valuation: $6,156,245.25

Valuation Details:

Valuation Disclaimer

The pre-money valuation does not include the 3,375,019 shares served for issuance under the company's stock plan.

The pre-money valuation also does not into account any convertible securities currently outstanding. The Company currently has $3,061,811 in Convertible Notes and SAFEs outstanding (principal & accrued interests as of May 2021). Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

Valuation Basis

We arrived at this valuation through multiple means. First, we have raised money previously on SAFE notes with val cap at $3M, $5M, and $6M. Since that time, we have built a unique and completely new platform, populated it with doctors, hospitals, clinics, independent patient-care coordinators, and marketers as well as the hundreds of new patients that have already created accounts and begun engaging with Pulse platform users. This is in addition to the thousands of legacy patients who carry over from the platform's previous iteration.

We have also acquired an exclusive partnership at the co-founder level Global Health Accreditation (GHR). Jonathan Edelheit and Renee-Marie Stephano are founders of both GHR and the Medical Tourism Association. Both companies serve our market - MTA is non-profit, GHR is for-profit. As a result of their 16 years each building and leading these organizations, our partners possess a database of 800,000 industry professionals. They bring with them the influences of their relationships and in-depth knowledge of the industry as well as dozens of synergistic relationships that can be developed (ie with government agencies, self-insured companies, hospital networks, insurance companies, financial institutions, etc. This partnership gives us unique and unrepeatable competitive advantages.

In Q1-2020 (our first full quarter), just as Covid was surfacing in the US, we had booked just over $99k in gross revenue, a significant decrease due to cancellations from the Coronavirus. While our numbers have kept low due to global quarantines, we spent the past year improving our technology and growing our network of doctors, hospitals, and coordinators.

We also built out a unique marketing program that helps providers and hospitals establish themselves and grow in this industry. We have several signed contracts and have already launched many marketing programs, with others currently underway.

This is a subscription program, involves up-front costs plus ongoing monthly fees, and has effectively given us an additional revenue stream we didn't have before. It has also allowed us to provide a valuable service that drives loyalty and enthusiasm.

The company set its valuation internally, without a formal third-party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *StartEngine Premium Deferred Fee*
  96.5%
  StartEngine Premium Deferred Fee

If we raise the over allotment amount of $1,069,999.77, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  28.0%
  Lead generation, lifecycle marketing, and PR.

- *Technology*
  45.0%
  Team salaries, hiring, vendors, storage.

- *Operations*
  16.0%
  Operations, Customer Success, and Consultant fees.

- *Research & Development*
  4.0%
  R&D, travel to conferences, conferences, business development.

- *Legal*
  3.5%
  Legal documents and partner agreements.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://pulseprotocol.com/ (pulseprotocol.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/pulse-protocol

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR **Pulse Protocol, Inc.**

[See attached]

PULSE PROTOCOL INC.
A Delaware Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2020 and 2019

F&A

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management of Pulse Protocol, Inc
Santa Monica, California

We have reviewed the accompanying financial statements of Pulse Protocol, Inc ("the Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from inception and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Fruci & Associates II, PLLC

Spokane, Washington

May 20, 2021

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

PULSE PROTOCOL INC.

Years Ended December 31, 2020 and 2019

Table of Contents

PULSE PROTOCOL, INC.
BALANCE SHEETS
December 31, 2020 and 2019
(unaudited)

	2020	2019
Assets		
Current assets		
Cash and cash equivalents	$ 42,904	$ 56,320
Total current assets	42,904	56,320
Intangible assets, net	61,955	61,955
Total assets	$ 104,859	$ 118,275
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable	$ 19,389	$ 1,074
Related-party accounts payable	15,000	-
Accrued expenses	76,715	77,410
Accrued interest	107,881	81,122
Deferred revenue	14,061	47,339
Related-party advances payable	21,500	21,500
PPP loan payable, current portion	15,445	-
Convertible notes, current portion	500,375	500,375
Related-party SAFE note	40,450	40,450
SAFE notes	2,312,854	2,251,854
Total current liabilities	3,123,670	3,021,124
PPP loan payable, non-current portion	5,989	-
EIDL note payable, non-current portion	101,600	-
Convertible notes, non-current portion	100,000	100,000
Total liabilities	3,331,259	3,121,124
Commitments and contingencies (Note 9)	-	-
Stockholders' equity		
Common stock, 24,624,981 and 25,900,981 shares issued and outstanding at December 31, 2020 and 2019	24,625	25,901
Treasury Stock 1,678,607 and 352,607 shares repurchased at par outstanding at December 31, 2020 and 2019	-	-
Additional paid-in capital	-	-
Accumulated deficit	(3,251,025)	(3,028,750)
Total stockholders' equity	(3,226,400)	(3,002,849)
Total liabilities and stockholders' equity	$ 104,859	$ 118,275

See independent accountants' review report and accompanying notes to the financial statements.

PULSE PROTOCOL, INC.

STATEMENTS OF OPERATIONS

December 31, 2020 and 2019

(unaudited)

	2020	2019
Revenue		
Sales, net	$ 43,840	$ 95,113
Total revenue	43,840	95,113
Operating expenses		
Payroll and related expenses	21,671	109,115
General and administrative	45,511	56,886
Marketing expenses	39,182	109,239
Professional fees	96,375	5,415
Rent	4,260	5,879
Travel	19,799	14,987
Stock Based Compensation	50	125
Total operating expenses	226,848	301,646
Loss from operations	(183,008)	(206,533)
Other income (expense)		
Insurance proceeds	-	50,000
Interest expense	(39,267)	(33,005)
Total other expense	(39,267)	16,995
Net loss before income taxes	(222,275)	(189,538)
Provision for income taxes	-	-
Net loss	$ (222,275)	$ (189,538)

See independent accountants' review report and accompanying notes to the financial statements.

PULSE PROTOCOL, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
December 31, 2020 and 2019
(unaudited)

	Common Stock Shares	Common Stock Amount	Treasury	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
Balance on December 31, 2018	25,876,086	$ 25,876	$ -	$ -	$ (2,839,212)	$ (2,813,336)
Shares issued for services	125,000	125	-	-	-	125
Shares repurchased	(100,105)	(100)	-	-	-	(100)
Net loss	-	-	-	-	(189,538)	(189,538)
Balance on December 31, 2019	25,900,981	25,901	-	-	(3,028,750)	(3,002,849)
Shares issued for services	50,000	50	-	-	-	50
Shares repurchased	(1,326,000)	(1,326)	-	-	-	(1,326)
Net loss	-	-	-	-	(222,275)	(222,275)
Balance on December 31, 2020	24,624,981	$ 24,625	$ -	$ -	$ (3,251,025)	(3,226,400)

See independent accountants' review report and accompanying notes to the financial statements.

PULSE PROTOCOL, INC.
STATEMENTS OF CASH FLOWS
December 31, 2020 and 2019
(unaudited)

	2020	2019
Cash flows from operating activities		
Net loss	$ (222,275)	$ (189,538)
Adjustments to reconcile net loss to net cash used by operating activities:		
Stock based compensation	50	125
Changes in operating assets and liabilities:		
Accounts payable	33,315	(15,963)
Accrued expenses	(695)	25,639
Accrued interest	26,759	81,122
Related-party advances	-	21,500
Deferred revenue	(33,278)	(2,653)
Net cash provided (used) by operating activities	(196,124)	(79,768)
Cash flows from investing activities		
Payments to develop and obtain software	-	(61,955)
Net cash used by investing activities	-	(61,955)
Cash flows from financing activities		
Proceeds from issuance of EIDL loan	101,600	-
Proceeds from issuance of PPP loan	21,434	-
Proceeds from issuance of SAFE notes	61,000	91,854
Proceeds from issuance of convertible notes	-	100,000
Repurchase of shares	(1,326)	(100)
Net cash provided by financing activities	182,708	191,754
Net increase (decrease) in cash and cash equivalents	(13,416)	50,031
Cash and cash equivalents, beginning	56,320	6,289
Cash and cash equivalents, ending	$ 42,904	$ 56,320
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ 12,508	$ 7,986
Income taxes	$ -	$ -

See independent accountants' review report and accompanying notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Pulse Protocol, Inc ("the Company") was originally incorporated on April 22, 2015 under the laws of the State of California and subsequently incorporated under the laws of the state of Delaware on December 22, 2016 and is headquartered in Santa Monica, California. The Company has developed a technology platform to provide doctors and hospitals with the ability to engage in the business of medical tourism.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

During the year ended December 31, 2019, the Company adopted Accounting Standards Update (ASU) 2014-01, "Revenue from Contracts with Customers" which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers (ASC Topic 606) and supersedes most current revenue recognition guidance (ASC Topic 605). ASC Topic 606 outlines the following five-step process for revenue recognition:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

The Company earns service revenue by providing patients with a platform through which they can arrange medical procedures with medical professionals. Service revenue from these transactions is reported on a net basis equal to the purchase price received from the patient for the procedures less amounts collected for the fees owed to the provider performing the medical procedure.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2020 and 2019, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Intangibles

Costs to develop or obtain software for internal use are recorded pursuant to ASC Section 350 Intangibles – Goodwill and Other. Costs incurred to develop and obtain the internal use software are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes. The useful life of the software to be determined once all testing is complete and the software is placed into service. The Company reviews the recoverability of software assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was deemed necessary at December 31, 2020 and 2019.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2020 and 2019, the Company recognized $39,182 and $109,239 in advertising costs, respectively, recorded under the heading 'Marketing expenses' in the statements of operations.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC Section 718 Compensation – Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

For non-employee stock-based compensation, the Company has adopted ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting which expands the scope of ASC 718 Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees and requires stock-based compensation related to non-employees to be accounted for based on the fair value of the related stock or options or the fair value of the services on the grant date, whichever is more readily determinable in accordance with ASC Topic 718.

Insurance proceeds

The Company obtained $50,000 in insurance proceeds during 2019 for the recovery of assets lost in prior years resulting from a covered event. The proceeds are recognized by the Company as other income under the heading 'Insurance proceeds' in the statements of operations.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. There were no significant changes to the Company's income tax accounts as a result of the Tax Act.

The federal net operating loss carryforward for years 2017 and prior begin to expire in 2037, and net operating loss carryforward from 2018 is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely. The Company has not yet filed its tax return for 2020, however, the following table outlines the estimated deferred tax assets of the Company at December 31:

	2020	2019
Deferred tax asset:		
Net operating loss carryforward	$ 517,564	$ 471,313
Total deferred tax asset	517,564	471,313
Valuation allowance	(517,564)	(471,313)
Deferred tax asset, net	$ -	$ -

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through May 11, 2021, the date these financial statements were available to be issued.

Advances in the amount of $30,000 were received in 2021 for expenses paid by a SAFE noteholder on the Company's behalf. These advances bear no interest and are payable to the related party upon request for repayment.

During 2021, the Company executed the 2021 Equity Incentive Plan that provides for the issuance of up to 8,000,000 incentive options.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $3,251,025 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product and services, and its ability to generate positive operational cash flow.

Management has determined, based on its recent history and its liquidity issues that it is not probable that management's plan will sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted above. Accordingly, the management of the Company has concluded that there is substantial doubt about the Company's ability to continue as a going concern within one year after the issuance date of these financial statements.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures, or fund its operations. As a result, the Company may be required to significantly reduce, reorganize, discontinue, or shut down its operations. The financial statements do not include any adjustments that might result from this uncertainty.

NOTE 3 – INTANGIBLE ASSETS

Intangible assets consist of the following at December 31:

	2020		2019	
Software	$	61,955	$	61,955
Accumulated amortization		-		-
Intangible assets, net	$	61,955	$	61,955

There was no amortization expense for the years ended December 31, 2020 and 2019 as related software was not yet placed into service.

NOTE 4 – RELATED PARTY TRANSACTIONS

During the years prior to 2019, the CEO of the Company paid expenses on the Company's behalf in the amount of $40,450. The officer was issued a SAFE note in the amount of $40,450 in return for these expenses paid on the Company's behalf. During the year ended December 31, 2019, the CEO of the Company advanced $21,500 in funds for operations. These advances bear no interest and are payable to the officer upon request for repayment. At both December 31, 2020 and 2019, the amount of advances outstanding equals $21,500, and is recorded under 'Related party advances payable' on the balance sheets.

During 2020 a SAFE noteholder paid expenses on behalf of the Company in the amount of $15,000. Amounts due for these advances are payable as of December 31, 2020 and recorded under the heading 'Related-party accounts payable' on the balance sheets.

NOTE 5 – NOTES PAYABLE

On May 4, 2020, the Company borrowed $21,434 (the "PPP Loan") and on July 31, 2020 the Company borrowed $101,700 (the "EIDL Loan") from a U.S. Small Business Administration (the "SBA") loan program. The PPP Loan has an initial term of two years and an interest rate of 1% per annum, which the Company expects will be forgiven prior to maturity. If repayment of the PPP Loan is required, payments begin after a six-month deferral period, in which interest accrued, and payments are to be made in equal installments over an 18-month period. Of the $21,434 balance, $15,445 is considered a short-term liability. Accrued interest payable on the PPP Loan amounted to $142 as of December 31, 2020.

The EIDL Loan requires installment payments of $496 monthly, beginning on July 31, 2021 over a term of thirty years. Interest accrues at a rate of 3.75% per annum. The Company agreed to grant a continuing security interest in its assets to secure payment and performance of all debts, liabilities, and obligations to the SBA. Accrued interest payable on the EIDL Loan amounted to $1,599 as of December 31, 2020.

NOTE 6 – SAFE NOTES

Between July 2016 and December 2018, the company entered into simple agreements for future equity ("SAFE securities") with investors, for total proceeds of $2,200,450, including $40,450 issued to the Company's CEO. During 2020 and 2019, the company issued additional SAFE securities in the principal amount of $61,000 and $91,854, respectively. The SAFE securities did not bear interest and had no maturity date.

The SAFE Agreements entitle the holder to convert the SAFE agreements into the Company's preferred stock (this classification of stock has not yet been authorized or established). The terms provide for automatic conversion of the SAFE agreements' purchase amounts into the Company's preferred stock if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's preferred stock at a fixed pre-money valuation. The number of shares of preferred stock the SAFE agreement converts into is the Purchase Amount divided by the price per share determined by either: a) an $3,000,000, $5,000,000 or $6,000,000 (dependent upon issuance date) pre-money valuation on the Company's then outstanding capitalization (as further defined in the agreements), or b) a number of shares of preferred stock equal to the purchase price divided by the price per share equal to the valuation cap, as defined per the agreement, divided by the sum of all shares issued and outstanding or reserved and available for future grant immediately prior to the financing event.

In the case of a liquidation event (as defined in the SAFE agreement), the SAFE agreement is convertible into either: a) cash of the purchase amount; b) the number of shares determined by dividing the purchase amount by the liquidity price (as defined in the agreement).

The Company has classified these SAFE notes as a short-term liability as the qualified financing event is expected to be completed within 12 months.

NOTE 7 – CONVERTIBLE NOTES PAYABLE

The Company issued a total of four convertible equity securities for cash proceeds of $200,000 and receipt of services in the amount of $400,375 between December 16, 2014 and December 1, 2019. The securities are all convertible into shares of the Company.

One convertible note issued, totaling $200,375, originated on December 1, 2014 with a maturity date of November 14, 2017 and interest rate of 5.00% per annum, may be converted upon the following:

1. Upon the Company receiving cash of no less than $1,500,000 for the sale of the Company's shares, the outstanding principal balance and any unpaid accrued interest of the convertible note will be automatically converted into shares of the Company at a conversion price equal to 80% of the price paid for shares as part of the $1,500,000 purchase.
2. Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action continue to hold least 50% of the voting power of the Company), the outstanding principal balance and any unpaid accrued interest of the convertible note will be converted into shares of the Company at a conversion price equal to 80% of the fair market value of the per unit price per unit.
3. Upon maturity, the holder of the note may elect as of at least thirty days prior to the maturity date to convert the outstanding principal balance and any unpaid accrued interest of the convertible note into shares of the Company at a conversion price equal to 80% of the fair market value of the per unit price per unit.

One convertible note issued, totaling $100,000, originated on December 6, 2014 with a maturity date of December 31, 2019 and interest rate of 3.00% per annum, may be converted upon the following:

1. Upon the Company receiving cash of no less than $1,500,000 for the sale of the Company's shares, the outstanding principal balance and any unpaid accrued interest of the convertible note will be automatically converted into a shares of the Company at a conversion price equal to 80% of the price paid for shares as part of the $1,500,000 purchase.
2. Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action continue to hold least 50% of the voting power of the Company), the outstanding principal balance and any unpaid accrued interest of the convertible note will be converted into shares of the Company at a conversion price equal to 80% of the fair market value of the per unit price per unit.
3. Upon maturity, the holder of the note may elect as of at least five days prior to the maturity date to convert the outstanding principal balance and any unpaid accrued interest of the convertible note into shares of the Company at a conversion price equal to 80% of the fair market value of the per unit price per unit.

One convertible note issued, totaling $100,000, originated on December 1, 2019 with a maturity date of December 31, 2020 and interest rate of 0.00% per annum, may be converted upon the following:

1. Upon the Company receiving cash of no less than $3,000,000 for the sale of the Company's shares, the outstanding principal balance will be automatically converted into shares of the Company at a price of the lower of 20% of the price paid for the securities as part of the $3,000,000 purchase, or the price equal to the quotient $5,000,000 divided by the aggregate number of outstanding shares of the Company's common stock as of immediately prior to the sale of shares of at least $3,000,000.
2. Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action continue to hold at least 50% of the voting power of the Company), the Company will pay the holder an aggregate amount of 1.5 times the aggregate amount of principal and interest then outstanding under the convertible note.
3. Upon maturity, the holder of the note may elect as of at least five days prior to the maturity date to convert the outstanding principal balance and any unpaid accrued interest of the convertible note into shares of the Company at a conversion price equal to the quotient $5,000,000 divided by the aggregate number of outstanding shares of the Company's common stock as of the maturity date.

One convertible note issued, totaling $200,000, originated on April 14, 2016 with a maturity date of October 14, 2017 and interest rate of 6.00% per annum, may be converted upon the following:

1. Upon the Company receiving cash of no less than $1,500,000 for the sale of the Company's qualified preferred stock, the outstanding principal balance and any unpaid accrued interest of the convertible note will be automatically converted into shares of the Company at a price at a price per share equal to the lesser of a) the price per share paid by investors for the same securities in the qualified equity financing , or b) a price at which the principal balance will convert into shares of qualified preferred stock constituting the conversion percentage of the fully diluted capitalization (as defined by the agreement).
2. If the Company enters into a capital raise that does not meet the minimum investment of $1,500,000, the note may be converted at the option of the holder into the number of securities determined by dividing the principal and interest due under the convertible note by 80% of the per share price obtained through the capital raise.
3. Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action continue to hold least 50% of the voting power of the Company), the outstanding principal balance and any unpaid accrued interest of the convertible note may be due and payable immediately prior to the first closing of such change in control or converted immediately prior to the first closing of the change of control into shares of common stock or preferred stock at price at which the balance will convert into shares of such stock constituting the conversion percentage of the fully diluted capitalization (as defined by the agreement) at the option of the investor.
4. Upon maturity, the holder of the note may elect at any timer thereafter to convert the outstanding principal balance and any unpaid accrued interest of the convertible note into series seed stock equal to the conversion percentage of the fully diluted capitalization (as defined by the agreement).

NOTE 8 – COMMON STOCK

At both December 31, 2020 and 2019, the Company has 50,000,000, $0.001 par value shares of common stock authorized, with 24,624,981 and 25,900,981 shares issued and outstanding, respectively.

During 2019, 125,000 shares were issued to an employee for services rendered. The Company repurchased 100,105 shares at par during 2019.

During 2020, 50,000 shares were issued to a consultant for services rendered. The Company repurchased 1,326,000 shares at par during 2020.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company accrues for loss contingences associated with outstanding litigation, claims and assessments for which management has determined it is probably that a loss contingency exists, and the amount of loss can be reasonably estimated. Costs for professional services associated with litigation claims are expensed as incurred. As of December 31, 2020 and 2019, the Company has not accrued or incurred any amounts for litigation matters.

Contingencies

The Company has entered into various employment and partner agreements under which it has agreed to pay additional compensation to various consultants and employees contingent upon the Company having successfully completed a future financing event as defined per the agreements.

A novel strain of coronavirus, or COVID-19, has spread throughout Asia, Europe, and the United States, and has been declared to be a global pandemic by the World Health Organization. The Company cannot accurately predict the specific extent, duration, or full impact that the COVID-19 outbreak will have on its financial condition, operations, and business plans future years or in its ability to adequately raise the funding required to meet its operational goals.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Pulse Protocol is pending **StartEngine Approval.**

Pulse Protocol

Medical Travel Platform for Hospitals & Doctors


Pulse
Plug & Play Medical Travel Platform

Website Venice, CA HEALTH TECH SOFTWARE & SERVICES

$0.00 raised

0 Investors	**$6.16M** Valuation
$0.25 Price per Share	**$499.31** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Pulse's mission is to help create a world where everyone will have access to quality healthcare, transparent pricing, and patient advocacy. Following the disruptive platform business model of companies like Uber and Airbnb, Pulse provides a comprehensive software and marketing platform for doctors and hospitals enabling them to professionally manage their medical travel businesses and generate predictable revenue. This market is projected to reach $207.5 billion by 2027.

Reasons to Invest

- Founded by 3 industry leaders: Pulse's leading executives have a combined 50+ years of experience leading the medical travel industry.
- Compelling business model: Pulse earns recurring revenue both from (1) licensing its software and (2) providing marketing services. Pulse also charges transaction fees for every (3) booked procedure or (4) lead procured.
- Backed by Institutional Investors: Amplify, Afore Capital, Kima Ventures, Cherry Tree Investments, Street Edge Capital.

OUR LEADERSHIP

Run by experts with deep and wide connections throughout the medical travel industry

CEO & Co-Founder Robert Page has published 3 industry books and has 20 years of industry experience building and managing medical travel technology companies, successfully facilitating more than 10,000 international procedures.

Co-Founders Jonathan Edelheit and Renée-Marie Stephano have each had 16 years of experience building the industry's prominent organizations, including the Medical Tourism Association (MTA) and Global Healthcare Resources.

- **MTA**: industry thought leader, the MTA maintains a global audience of over 800,000 industry professionals, hosts the industry's annual conference, and publishes the industry's journal.
- **GHR**: actively consults with a half dozen major governments all around the world on their medical travel growth strategies and has built multiple countries into successful medical travel destinations, including S. Korea, Puerto Rico, and the UAE.

We are confident our co-founders' involvement and influence within these organizations put us in a strategic position to quickly grow the Pulse audience.

INDUSTRY EXPERTS


2016
SAN FRANCISCO

CEO & CO-FOUNDER	CO-FOUNDER	CO-FOUNDER
ROBERT PAGE	JONATHAN EDELHEIT	RENEE-MARIE STEPHANO

GLOBAL HEALTHCARE RESOURCES

Medical Travel could one day save your life - or the lives of your loved ones

In 2014, Pulse founder, Robert Page's father, a US physician, was diagnosed with cancer and given a grim prognosis. Thanks to his family's network of connections, years of experience in the medical field, and persistence, they were able to find the care he needed. The best option was to seek medical care outside the United States, which proved to be extremely difficult, even with their vast experience and connections.

The difficulties they encountered along the way, and the lessons they learned, led them to build the Pulse platform, the key to unlocking the full potential of the medical travel industry.

CRM software tailored to the medical travel industry: Pulse technology bridges the gap between medical professionals and patients. Its suite of software and marketing solutions allows a doctor or hospital to quickly become relevant in the medical travel industry and customize their spending to generate a predictable level of revenue from patient bookings.

Patients get access to a network of world-class doctors, transparent pricing, secure engagement, and certified care coordinators.

PULSE IS A

MEDICAL TRAVEL SAAS PLATFORM

Connecting patients and providers across borders



With more than 100 medical providers, 11 clinics and 21 hospitals already live on Pulse—as well as founder connections to major industry players within this space — we are confident we have the leadership, partnerships, and business model to completely disrupt and bring medical travel into the mainstream.

In spite of its sizable $100B annual revenues, medical travel is difficult to access and thus continues to be a niche market. Pulse technology will not only make it easier for patients and doctors to connect, but its transparent pricing and high standards will motivate patients to increasingly shop the global market for care that fits their needs.

PULSE IS ESTABLISHING GLOBAL USAGE

100+	11	21
Medical Providers on Pulse	11 Clinics on Pulse	Hospitals on Pulse

THE PROBLEM

The medical travel industry is virtually untouched by technology

Based on our research and experience, beyond WhatsApp, email, and spreadsheets, providers lack centralized technology to the field, convert and manage patient prospects outside their domestic markets.
This often leads to missed or mismanaged connections....and when connections do happen, the lack of a cohesive path, formal practices, and intuitive user experience often turn away the more risk-averse patients.

Because of this, the market is vastly underachieving.


Untouched by technology, the medical tourism industry is highly fragmented, informal & comprised of thousands of independent parties who face multiple barriers
PATIENTS
NEED
• Help to identify doctors & hospitals to trust
• Educational materials, guidance
• Help to gather records, scheduling treatment & travel
HOSPITALS & DOCTORS
NEED
• An end-to-end technology solution
• Content & marketing solutions
• Help to engage, book, and manage patients

The above information is based on internal research and management's experience.

THE SOLUTION

A centralized software that provides scalability, marketing resources, and streamlined patient-provider relationships

As far as we are aware, Pulse is the first technology platform of its kind. We give medical professionals a plug-and-play solution, almost eliminating the learning curve and enabling them to get to market with a minimal investment of time and money.

Online marketplaces have energized and reshaped many sectors of the economy. Pulse endeavors to build the leading marketplace for global medical travel, providing patients with a safe and secure environment in which to search, engage, and book with world-class providers

Leveraging the power of platform technology, Pulse enables multiple stakeholders in the supply chain to add value to the ecosystem and in return receive commensurate value or compensation.


A collaborative software platform that allows stakeholders to increase productivity & improve the patient experience through automation & process management
Doctors supply:
•Patient lead gen
•Surgical services
Hospitals supply:
•Patient lead gen
•Administrative services
Pulse
Coordinators supply:
•Patient lead gen
•Patient-care services
Marketers supply:
•Patient lead gen

Pulse assists providers at any point within the patient management process, whether they're looking to break into the industry, increase patient volume, or manage existing patient populations.

THE MARKET

More than 23 million patients are seeking medical care internationally

The medical travel industry has grown dramatically over the past decade and is expected to continue expanding at a CAGR of 12.8% over the next several years. The global industry is projected to reach a market size of nearly $273.72 and service 70 million patients by the year 2027.

MARKET OPPORTUNITY

GLOBAL MEDICAL TRAVEL MARKET


2019
2022
2027
$104.68B
$273.72 Billion
23M Patients
70M Patients


WHY MEDICAL TRAVEL
Budget
Quality
Time
Access

Source

OUR TRACTION

Each Pulse user adds to and gains value from the existing ecosystem

Hospitals / Dental Clinics

- 11 clinics live on Pulse
- 2 clinics run leads through Pulse
- 21 hospitals live on Pulse
- 3 hospitals run leads through Pulse
- 1 stem cell center runs leads through Pulse

Providers

- 103 providers live on Pulse
- 2 orthopedic surgeons run leads through Pulse
- 3 plastic surgeons run leads through Pulse

Patient-Care Coordinators

- 9 coordinators on Pulse
- 2 coordinator run leads through Pulse

Marketing Partners

- 1 marketing partner on Pulse
- 1 marketing partner runs leads through Pulse

Pulse has contracts with doctors and hospitals in 15 international destinations


Hospitals / Dental Clinics
32 live on Pulse today
Contribute leads to Pulse:
2 dental clinics
3 hospitals
1 stem cell center
Providers
103 live on Pulse today
Contribute leads to Pulse:
2 orthopedic centers
3 plastic surgery centers
Patient-Care Coordinators
9 live on Pulse today
Contribute leads to Pulse:
2 coordinators
Marketing Partners
1 live on Pulse today
Contribute leads to Pulse:
1 marketer



WHAT WE DO

With Pulse, your patients get all the support they need to confidently book

In addition to an on-demand team of multi-lingual, trained patient-care coordinators, you and your patients get access to technology solutions specifically built to make the medical tourism process efficient and hassle free.

PULSE IS A

MULTI-SIDED MARKETPLACE



WHAT'S INCLUDED

- Integrated CRM & Pipeline Management
- Communication Portal
- Integrated EHR Data Management
- Accounting & Reporting Dashboard
- Integrated Payment Solutions
- Provider Reputation & Reviews
- Access To Our Market Of Nurse And Dental Coordinators
- Telehealth & Scheduling

Network benefits of an existing Pulse provider

When a new patient is introduced into the Pulse ecosystem, they are immediately paired with one of the certified, independent coordinators on our platform. The coordinator assists in obtaining necessary medical information, gauges patient readiness, and acts as a patient advocate.

Only after the patient and coordinator have completed the onboarding process do they connect with a potential provider within the platform. This streamlined process allows providers to dedicate the bulk of their time to patient care, and only engage when absolutely necessary - when a patient is ready for consultation.

HOW IT WORKS


DOCTORS
MARKETERS
HOSPITALS
COORDINATORS
PATIENTS
PATIENT

STEP 1	STEP 2	STEP 3
Via API, stakeholders run leads through Pulse	Pulse matches the lead to a Patient Care-Coordinator	Coordinator helps patient select & connect with doctors


PULSE PAYMENT GATEWAY

STEP 4	STEP 5
Doctor approves & quotes patient. Patient approves & pays quote	Following procedure, Pulse pays participating stakeholders

THE BUSINESS MODEL

We make money when our doctors and patient coordinators make money

Any qualified medical professional or patient-care coordinator can join our platform, reducing the barrier to entry and allowing us to onboard customers quickly.

Procedure Revenue

- Pulse earns a pre-negotiated transaction fee, which equates to a percentage of the total procedure cost. Current average is $350.
- Typically, Pulse also charges a $112.50 Trust & Support fee for every transaction.

Lead Generation

- When Pulse sources a lead, we earn an additional fee. Current average is $350.

Marketing Subscription

- Pulse offers a marketing service for providers to accelerate their patient traction. This involves a one-time setup fee up to $3,000 and a monthly subscription of up to $1,500 per month.

Software Licensing Revenue

- Fees are negotiated on a case-by-case basis with leading hospital systems, financial institutions, insurance companies, in addition to others.



PROCEDURE REVENUES

Pulse earns revenue for every platform transaction



LEAD GENERATION

Pulse earns additional revenue when it sources the lead

MARKETING SUBSCRIPTION FEES

Participating doctors, hospitals, & coordinators pay a one-time fee & a monthly subscription



SOFTWARE LICENSING REVENUES

Pulse charges set-up and management fees to white-label its technology for enterprise customers

HOW WE ARE DIFFERENT

A business-to-business solution to strengthen the supply side of medical travel

Before founding Pulse, we had come to realize that doctors & hospitals lack the technology, marketing assets, trained sales team and general understanding of how to succeed in this market.

Our unique B2B solution targets the supply side of this industry, giving them a plug-and-play technology and marketing solution to help them efficiently engage and capture a greater number of patients.

Our Competitors are all B2C Travel Agencies for Medical Travel

...but this model has not generated any winners, because:

1. **Lead Generation** Is Too Expensive, Low Intent
2. Doctor/Hospital Acquisition Is Expensive, **Churn Rate** Is High
3. Pressure To Grow The Sales Team Leads To **Scalability Issues**

	Partnership With MTA	3rd Party Facilitators	From Hospitals/ Doctors	Marketing Services	SaaS Tools
Pulse	✓	✓	✓	✓	✓
MEDIGO	no	no	no	no	✓
PlacidWay	no	no	no	✓	no
HealthFlights solutions	no	no	no	no	✓
Qunomedical	no	no	no	no	✓

**The above information is based on internal research and management's experience.*

THE VISION

Pulse's vision is to offer a truly global community of healthcare resources

Just as Uber does not own taxis and Airbnb does not own hotels, Pulse aims to become the largest platform for global healthcare - without owning any hospitals.

Beyond our niche in the medical travel market, we see how Pulse software can be applied to service other healthcare communities, such as domestic healthcare communities, private insurance, self-insured companies, and government healthcare agencies.

As Pulse grows, we will increasingly use our influence to promote equitable, transparent, and qualitative healthcare services across the planet.

Beyond our original niche in the medical travel space, we believe the applications of this software are limitless. In addition to vastly expanding the user base on our original platform and streaming connections between international patients and providers, we will serve both the self-funded business and domestic healthcare communities.

WE HOPE TO SERVE **SELF-FUNDED BUSINESS**	WE HOPE TO SERVE **DOMESTIC HEALTHCARE COMMUNITIES**

WHY INVEST

You - or your loved ones - might need to search beyond your zip code for life-saving medical care

We believe there are few industries that can generate as impactful a change as the medical travel space. This technology connects patients across the world with innovative and life-saving treatment options that have historically been too difficult for most to access.

Until this moment, we don't know of any company that has had the tools, background knowledge, and extensive user research critical to bringing about this healthcare revolution. We have everything in place to make this change—now, all we need is you.

NO ONE ELSE HAS THE

TOOLS, BACKGROUND KNOWLEDGE & EXTENSIVE USER RESEARCH


Jonathan Edelheit
FOUNDER, MEDICAL TOURISM ASSOCIATION

In the Press

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Meet Our Team


TechCrunch

Robert Page

CEO & Founder

Robert Page has been at the forefront of global health innovation since 2000. A relentless enthusiast for quality control, transparent pricing, and patient advocacy, he has co-authored 3 industry guidebooks, spoken at dozens of conferences across the planet, and led two different medical tourism companies, MedToGo International and PulseProtocol. A graduate of Amplify LA's prestigious accelerator program, Pulse (formally named, "MedRepublic") was selected among the top 25 new tech companies of 2016 to pitch at Tech Crunch Disrupt and has received investments from multiple VCs, angels, and family offices.



Jonathan Edelheit

Growth, Business Development

Jonathan Edelheit is Founder and Chairman of the Medical Tourism Association and Global Healthcare Resources and has led the organizations in global development.

After Villanova Law School, Mr. Edelheit created one of the first low-cost healthcare plans for employers and was the first person in the United States to implement medical tourism into fully-insured and self-funded employer healthcare plans.

He has additionally launched medical tourism strategies and helped commercialize governments, hospitals and insurers. Mr. Edelheit and his organization, in partnership with the Korean Government, launched South Korea's global healthcare initiative, taking it from scratch to being one of the largest players in medical travel. Passionate about breaking down the barriers to care access and pricing and quality transparency, he has worked with governments and healthcare providers to launch initiatives in Dubai, Abu Dhabi, Korea, Croatia. Mr. Edelheit has also helped several large insurance companies adopt medical travel into their insurance plans. Mr. Edelheit has been interviewed by hundreds of media outlets around the world from the Wall Street Journal, to Time Magazine and USA Today. Mr. Edelheit runs some of the most influential groups on Linkedin and has hundreds of thousands of members that participate in his healthcare and insurance groups. Mr. Edelheit's personal hobbies are hiking, scuba diving, boating, spearfishing, skydiving, and traveling, as well as hanging with his new son, Roman, and showing him the world.

Jonathan splits his time between Pulse and the above organizations.



Renée-Marie Stephano

Growth, Business Development (Part-Time)

Renée-Marie Stephano, JD is founder and CEO of Global Healthcare Resources, the leading global consulting and market solutions firm in Medical Tourism, Destination Medicine, Wellness Travel and Corporate Wellness. As former president and co-founder of the Medical Tourism Association® and editor-in-chief of Medical Tourism Magazine®, Renée-Marie is considered an expert in medical travel with a strong background in destination development strategies.

GHR's outreach spans a network of over 2 million professionals through its managed organizations, events, magazines, books and large social network. She has authored several books "Developing International Patient Centers, Best Practices in Facilitation," "Medical Tourism for Insurers and Employers," and "Engaging Wellness ~ Corporate Wellness Programs that Work."

She is founder of the International Healthcare Research Center, which publishes the peer-reviewed and academically validated Medical Tourism Index® and produced the Arabic Medical Tourism Index in 2016 for Dubai Health Authority.

Renée-Marie is a keynote speaker at international conferences, has spoken at hundreds of events and is a featured source of reference for media outlets around the world.

Renée-Marie currently works part time with Pulse.



Parug Demircioglu

Head of Technology

With over 15 years of experience as an entrepreneur and CTO, Parug oversees the development and growth of Pulse technology. He has expertise in team management, product management, innovation process management, strategic market research & analysis, consulting, and more.

He held many positions in the tech industry, worked on high-level projects, acted as an industry consultant, and helped to develop a number of projects for different companies, including SAP, CNN, Fox, Bloomberg, Vodafone, Unilever, Samsung, Philips, and many others. Recently he is involved in the medical tech space and launched an advanced mobile telehealth platform, created a learning and development platform for a medical innovation company.

Parug works part time with Pulse



Chris Jackson

Marketing Director

Chris has been working in marketing for 13+ years with capabilities ranging from strategy & planning, client relations, and coding to marketing automation, digital marketing, and ecommerce. Over the course of his marketing career he's worked in various industries including beauty & cosmetics, fashion & apparel, and publishing & media that has built upon his ability to solve problems. Progressing through different levels of seniority has provided the opportunity to improve his managerial skills such as team development / management, conflict resolution, and leading projects to completion.

Chris is the Marketing Director that is tasked with managing Pulse's traditional and digital marketing initiatives to expand our brand awareness, improve customer experience, and bolster revenues. In addition, he's building out a line of business that's dedicated towards providing marketing services to Pulse's current and future doctors / medical facilities.



Theo Skye

Product Advisor & Consultant

Award-winning and entrepreneurial senior executive and product leader, former founder with venture backed exit, advisor, mentor, designer, builder, and lifelong learner. Providing strategic vision, structure, and execution for multidisciplinary teams launching innovative platforms that define their industries.

Theo works part time with Pulse.



Chloe Wight

Customer Success

A graduate of UC San Diego and former collegiate tennis captain, Chloe joined the Pulse team as its Customer Success Coordinator. Prior to joining Pulse, Chloe began her career in medical device sales as a Territory Manager for the nation's leading non-narcotic pain management company. Passionate about pursuing long-lasting and meaningful relationships, Chloe's experience in healthcare sales and customer support contribute to her advanced understanding of how to achieve success for Pulse users. Chloe continues to focus on new provider onboarding and increasing value for Pulse's growing network of global medical professionals.

Offering Summary

Company	Pulse Protocol, Inc.
Corporate Address	1600 Main St, Venice, CA 90291
Offering Minimum	$10,000.00
Offering Maximum	$1,069,999.77
Minimum Investment Amount (per investor)	$499.31

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	40,000
Maximum Number of Shares Offered	4,279,999
Price per Share	$0.25
Pre-Money Valuation	$6,156,245.25

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks*

Time-Based Perks

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 20% Bonus Shares.

Super Early Bird Bonus

Invest within the first week and receive additional 15% Bonus Shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% Bonus Shares.

Amount-Based Perks:

Tier 1 | $1,000+

Invest $1,000 and 5% Bonus Shares.

Tier 2 | $2,500+

Invest $2,500 and receive 10% Bonus Shares.

Tier 3| $5,000+

Invest $5,000 and receive 12% Bonus Shares + Marketing Credit (Start Up Package Set Up + 1 months marketing services = $1,300 value).

Tier 4| $10,000+

Invest $10,000 and receive 14% Bonus Shares + Marketing Credit (Growth Package Set Up + 2 months marketing services = $2,900 value).

Tier 5| $15,000+

Invest $15,000 and receive 17% Bonus Shares + Marketing Credit (Growth Package Set Up + 5 months marketing services = $5,450 value).

Tier 6| $30,000+

Invest $30,000 and receive 20% Bonus Shares + Marketing Credit (Pro Package Set Up + 6 months marketing services = $12,000 value).

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Pulse Protocol, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.49/ share, you will receive an additional 10 shares of Common Stock meaning you'll own 110 shares for $49. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Administrative Expenses" not strictly for administrative purposes. Any expense labeled "Travel and Entertainment". Inter company debt or back payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Video

Hi, I'm Robert Page, CEO and founder of Pulse Protocol. I come from a family of doctors, and in 2014, my father, Dr. Robert Page, was diagnosed with cancer. Our best option for treatment was to travel abroad, but this took a long time. A lot of difficulty, a lot of effort. Thanks to our connections and 14 years experience in global healthcare we were able to find the right doctor and the right treatment for him. But it wasn't easy.

I realized that if WE had a difficult time finding the right care, getting adequate, timely help, and coordinating all the logistics, less experienced people would be completely left in the dark. The lessons we learned along the way and the experiences led us to build Pulse Protocol.

Graphic: Pulse logo

Narrator: Pulse is a first-of-its-kind software and marketing platform that gives doctors and hospitals a comprehensive solution to professionally manage and grow their medical travel businesses. Ultimately, Pulse helps doctors generate predictable revenue and patients access great healthcare at transparent prices.

Today, 16M patients travel from all corners of the globe to access medical services, spending $120B annually. But this only represents roughly 8% of the total number of patients actively seeking treatment abroad. The rest face too many barriers and give up.

That' is because the medical travel industry is virtually untouched by technology and the problem is two-sided. On one hand, you have vast numbers of patients seeking medical care, but they don't know doctors, who to trust, or where to turn for reliable information. On the other hand, you have hospitals and doctors who receive interest but don't have any solution to help them capitalize on this demand.

Pulse's solution is a highly scalable software and marketing platform to bridge and nurture the patient-provider relationship while creating access for patients and allowing doctors to expand their reach across the world.

VO: As we were developing our hospital, we realized that medical tourism was going to be one of the avenues we were going to take and we were very fortunate to meet with Pulse. What they brought to the table that's new is this disruptive platform of technology that brings the patients, the doctors, onto the platform and allows for a seamless interaction, and at the end of the day, it creates a better experience for the patients, for us and allows us to do what we need to do. And that is to deliver healthcare that cannot be any better than that for me.

VO: I personally have 20 years of industry experience, first writing and publishing guide books on the subject and later building international medical toursim technology companies. I've had the fortune to travel the world touring hospitals meeting thousands of doctors and facilitating over 10,000 procedures.

VO: To make sure Pulse technology quickly makes its way to every major hospital in the world, Pulse has partnered, at the co-founder level, with the founders of the Medical Tourism Association.

VO: Jonathan and Renee-Marie, each have 16 years of experience building the Medical Tourism Association, Global Health Resources and Global Healthcare Accreditation - Their organizations host the global conferences, publish the global journals, and set the global standards. They maintain a global audience of over 800,000 professionals and operate regional offices in both The United States and Abu-Dhabi. Their involvement as co-founders means that Pulse is extremely well-positioned to quickly grow the global audience.

VO: We believe that medical treatment should not be restricted by the location in which you live. With Pulse Protocol - we like to flip this idea on its head. And with this raise, we invite you to join us on this mission and become part-owner of the company itself.

END

VIDEO 2: Dr. Allan Ceballos video

Hello, my name is Dr. Allan Ceballos. I'm a plastic surgeon in Guadalajara, Mexico. I've been practicing plastic surgery for the past 10 years in a private hospital and private consultation, and I've been doing medical tourism almost 10 years as well. The platform has made my practice in medical tourism grow in a very important way, and most of all it has made it much more professional and much more reassuring. Not only for me to know the type of patients I am getting into my practice, but also for patients to know the type of doctor, facilities, and surgery that they are going to have. I've been working a lot with Robert Page for the past 9 years, 9-10 years. We've been working together for this time in an excellent way, he's able to do things very professionally since we met. We've grown a very nice relationship, and I think it's a great success what he has achieved with Pulse.

"This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success."

END

VIDEO 3: Jonathan Edelheit video

This year we have an exciting top sponsor. Pulse Protocol is our platinum elite sponsor. One of the biggest gaps and barriers in medical tourism is it's not easy to do the business. It's difficult for start-ups, medical tourism companies, travel agencies, referrers to refer businesses. They don't have hundreds of thousands of dollars to invest in technology. It can take 6-12 months to go ahead and get a contract with the hospital, so there's a lot of barriers and a lot of start-ups shut down in 1 to 2 years. Pulse Protocol is coming in to disrupt it all. They're creating a facilitator-in-a-box or hospital-in-a-box model that's turnkey, instantly overnight to have a business in medical tourism. You could have a network, a technology platform, an app on your phone, you could transfer medical records, do second opinions. And you don't have to worry about the lengthy process of getting contracts. You don't have to build your own technology, and for most organizations, there's no cost to roll it out, meaning it's a free technology platform. We're piloting this with a huge travel agency with over 100,000 members in Europe who's going to be getting trained and certified medical travel program, and then they're going to be getting access to the Pulse Protocol platform to instantly roll out medical tourism. Learn about what they're doing, get a demo inside, adopt their software. If you're a hospital, learn about it too. I think for hospitals it's really disruptive because it allows you to instantly roll out medical travel to potential referrers all over the world instantly, overnight, seamlessly, under your brand.

For facilitators, it allows you overnight to have a business up and running without having to take all this time to go ahead and roll this out, so I think it's awesome. We're super excited for them to participate. We're gonna be scheduling some network meetings. They're speaking on the healthcare blockchain topic, how blockchain is going to disrupt medical tourism, and they'll be in the networking hall having meetings, so really excited for them to participate and hope you all get to meet them.

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